SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that the National Electric Energy Agency - ANEEL, at its 28th Ordinary Public Meeting of the Board of Directors, held on August 3, 2021, under process No. 48500.000917/2021-32, regarding the granting of extension periods for the granting of power plants of the Energy Reallocation Mechanism (MRE), whose values were determined pursuant to the caput of art. 2-D of Law No. 13,203/2015, in compliance with paragraph 9, of art. 6, of ANEEL Normative Resolution No. 895/2020 (“REN 895/2020”), partially ratified the aforementioned extension periods.

In this partial approval, only the plants that had no impact on the grant extension calculations were included, due to the changes brought by ANEEL Normative Resolution No. 930/2021, which amended part of REN 895/2020, in order to expand the time base to the calculation of the concession extension period for the plants that renegotiated the hydrological risk, and by Law No. 14,182/2021, which extended the right provided for in REN 895 to structuring plants.

Therefore, in the list presented below, resulting from the partial approval carried out in the Agency's decision held today, there are 18 (eighteen) hydroelectric plants/complexes of the Eletrobras companies (Eletrobras Furnas, Eletrobras Chesf, Eletrobras CGT Eletrosul and Eletrobras Eletronorte) entitled to extension based on REN 895/2020, out of a total of 28 (twenty-eight) hydroelectric power plants/complexes.

Plant Name	Concession extension period in days	Company
Barra do Rio Chapéu	1,461	CGT Eletrosul
João Borges	1,362	CGT Eletrosul
Boa Esperança (Castelo Branco)	122	Chesf
Complex Paulo Afonso / Moxotó (UHEs Apolônio Sales (Moxotó), Paulo Afonso I, Paulo Afonso II, Paulo Afonso III and Paulo Afonso IV.	120	Chesf
Curemas	446	Chesf
Funil (Chesf)	44	Chesf
Luiz Gonzaga (Itaparica)	126	Chesf
Sobradinho	2,555	Chesf
Xingó	126	Chesf
Coaracy Nunes	0	Eletronorte
Curuá-Una	2,313	Eletronorte
Samuel	1,042	Eletronorte
Corumbá I	34	Furnas
Estreito (LC Barreto de Carvalho)	34	Furnas
Funil (Furnas)	37	Furnas
Furnas	33	Furnas
Marimbondo	37	Furnas
Porto Colômbia	34	Furnas

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

The Company clarifies that its remaining plants must be subject to additional approval by ANEEL, which will carry out the improvements of points that require instruction, in order to allow the complementary calculations by the Energy Commercialization Chamber – CCEE, related to REN 930/2021.

The Company will keep the market informed about the matter subject of this Market Announcement.

Rio de Janeiro, August 03, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.